Exhibit 99.5

PricewaterhouseCoopers LLP Chartered Accountants 111 5 Avenue SW, Suite 3100 Calgary, Alberta Canada T2P 5L3 Telephone +1 403 509 7500 Facsimile +1 403 781 1825

Consent of PricewaterhouseCoopers LLP

We hereby consent to (i) the inclusion in EnCana Corporation’s Annual Report on Form 40-F for the year ended December 31, 2008; and (ii) the incorporation by reference in registration statements on Form F-3 (File No. 333-150453); and (iii) the incorporation by reference in registration statements on Form S-8 (File Nos. 333-124218, 333-13956 and 333-140856); and (iv) the incorporation by reference in registration statements on Form F-9 (File No. 333-149370), of our audit report dated February 19 , 2009, relating to the Consolidated Financial Statements as at December 31, 2008 and December 31, 2007 and for each of the years in the three year period ended December 31, 2008 and the effectiveness of internal control over financial reporting of EnCana Corporation as of December 31, 2008.

Chartered Accountants
Calgary, Alberta
February 19, 2009

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.